UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015

Commission File Number 001-34175

ECOPETROL S.A.
(Exact name of registrant as specified in its charter)
N.A.
(Translation of registrant’s name into English)
COLOMBIA
(Jurisdiction of incorporation or organization)
Carrera 13 No. 36 – 24
BOGOTA D.C. – COLOMBIA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Ecopetrol Publishes Offering Notice Regarding the Second Stage of the Equity Divestment Plan in Empresa de Energia de Bogota S.A E.S.P (EEB)

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) hereby announces that on September 24, 2015, as required by the Divestment Regulation (Reglamento de Enajenación), the offering notice regarding the second stage of Ecopetrol’s equity divestment plan in Empresa de Energia de Bogota S.A. E.S.P. was published in a newspaper of wide circulation in Colombia.

The purpose of the second stage of the equity divestment plan is to offer publicly, in Colombia and/or abroad, the shares that were not acquired by the special conditions offerees described in Article 3 of Law 226 of 1995 and Article 16, paragraph 3 of Law 789 of 2002, during the first stage of the equity divestment plan, which was carried out between May 19 and July 21 of the current year.

The public offering during the second stage will be carried out through an auction mechanism and will be conducted prior to the start of common stock trading on the Colombian Stock Exchange on October 9, 2015, in accordance with the provisions set forth in the Divestment Regulation (Reglamento de Enajenación) and its respective Addenda.

This equity divestment plan, which includes the second stage, was approved by the National Government through Decree 2305 of November 13, 2014, as previously reported via a press release.

This announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, or an exemption from registration. No public offering of securities has been or will be made in the United States and, accordingly, the securities will not be registered under the U.S. Securities Act of 1933. This announcement is being issued pursuant to Rule 135e of the U.S. Securities Act of 1933.

Bogota, September 24, 2015

---------------------------------------

Ecopetrol is the largest company in Colombia and is an integrated oil and gas company; it is among the top 40 oil companies in the world and among the top four oil companies in Latin America. Besides Colombia – where it generates over 60% of the national production – it has exploration and production activities in Brazil, Peru, and the US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia, most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil and gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, Ecopetrol’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Corporate Finance and Investor Relations (a)

María Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

e-mail: mauricio.tellez@ecopetrol.com.co

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

By:	/s/ María Fernanda Suárez
	Name:	María Fernanda Suárez
	Title:	Chief Financial Officer

Date: September 25, 2015